Exhibit 12.1

Continental Resources, Inc.

Ratio of Earnings to Fixed Charges

(in thousands, except ratio)

	Six Months Ended	Year Ended December 31,
	June 30, 2016	2015	2014	2013	2012	2011
Earnings
Income (loss) before income taxes	$(511,705)	$(535,085)	$1,562,038	$1,213,049	$1,155,196	$687,445
Plus: Fixed charges	162,875	313,079	283,928	235,275	140,708	76,722

Earnings, as defined	$(348,830)	$(222,006)	$1,845,966	$1,448,324	$1,295,904	$764,167

Fixed charges
Interest expense	$162,875	$313,079	$283,928	$235,275	$140,708	$76,722

Fixed charges, as defined	$162,875	$313,079	$283,928	$235,275	$140,708	$76,722

Ratio of earnings to fixed charges	n/a	n/a	6.5x	6.2x	9.2x	10.0x